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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-26539


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-KSB   [_] Form 11-K   [_] Form 20-F   [X] Form 10-QSB
               [_] Form N-SAR

          For Period Ended:         March 31, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

  Read attached instruction sheet before preparing form. Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________


                         PART I. REGISTRANT INFORMATION

                            Eupa International, Inc.
________________________________________________________________________________
Full name of registrant


                           Access Network Corporation
________________________________________________________________________________
Former name if applicable


                          89 N. San Gabriel Boulevard
________________________________________________________________________________
Address of principal executive office (Street and number)


                              Pasadena, CA  91107
________________________________________________________________________________
City, state and zip code





                         PART II. RULE 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
     |         be filed on or before the 15th calendar day following the
     |         prescribed due date; or the subject quarterly report or
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.
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                               PART III. NARRATIVE

   State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to unanticipated delays in the collection and compilation of the information required for the preparation of the registrant's financial statements for the quarter ended March 31, 2002, the registrant is unable to file its Form 10-QSB for the period ended March 31, 2002 within the prescribed time period without unreasonable effort and expense.


                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Jacky S. Chang                     626          793-2688
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

      Subject to the Registrant's final review and approval of its financial statements for the quarter ended March 31, 2002, the Registrant anticipates reporting in excess of $13 million in sales for the first quarter of 2002.

                            Eupa International, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 15, 2002            By:    /s/ Jacky S. Chang
     -------------------           ---------------------------------------------
                                Name:  Jacky S. Chang
                                Title: Chief Operations Officer